U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-SB


General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of
the Securities Exchange Act of 1934

MACTEN, INC.
---------------
(Name of Small Business Issuer)


Colorado                                            84-1555612
------------------------------------                --------------------
(State or Other Jurisdiction of                     I.R.S. Employer
Identification   Number)
Incorporation  or  Organization)



5265 North Academy Blvd., Suite 2250
Colorado Springs, CO 80918
Phone: (719) 268-9828   Fax: (719) 268-9833

Copy to:
Christy T. O'Connor, Esquire
8300 Fairmount Drive, Suite TT105
Denver, CO 80231
(303) 331-1980


Securities to be Registered Under Section 12(b) of the Act:  None


Securities to be Registered Under Section 12(g) of the Act:

Common Stock, No Par Value
(Title of Class)

PART  1

BUSINESS

     MACTEN, INC., (the "Company"), was incorporated on August 14, 2000 under the laws of the State of Colorado to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company has not commenced any operational activities.

     The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

     -the ability to use registered securities to make acquisition of assets or businesses;

     -increased  visibility;

     -the  facilitation  of  borrowing  from  financial  institutions;

     -improved  trading  efficiency;

     -shareholder  liquidity;

     -greater  ease  in  subsequently  raising  capital;

     -compensation  of  key  employees  through  stock  options;

     -enhanced  corporate  image;  and

     -a presence in the United States capital market. A business entity, if any, which may be interested in a business combination with the Company may include the following:

--a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

--a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

--a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

--a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

--a foreign company which may wish an initial entry into the United States securities market;

--a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
and

--a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target business of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     The proposed business activities described herein classify the Company as a
"blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, each shareholder of the Company has executed and delivered a "lock-up" letter agreement affirming that such shareholders will not sell or otherwise transfer their shares of the Company's common stock except in connection with or following completion of a merger or acquisition and the
Company is no longer classified as a blank check company. Each shareholder has deposited such shareholder's respective stock certificate with the Company's management, who will not release these respective certificates except in connection with or following the completion of a merger or acquisition.

     The Company's business is subject to numerous risk factors, including the following:

               NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS

     The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The
Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     SPECULATIVE  NATURE  OF  COMPANY'S  PROPOSED  OPERATIONS

     The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the target company and numerous other factors beyond the Company's control.

     SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS

     The Company is and will continue to be a significant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

                 NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER
               TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION

     The Company has no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a business entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The
Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, or without which the
Company would not consider a business combination with such business entity.

     Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

           CONTINUED  MANAGEMENT  CONTROL, LIMITED TIME AVAILABILITY

     While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the
Company's  business  and  its  likelihood  of  continuing  operations.  See
"MANAGEMENT".

                         CONFLICTS OF INTEREST - GENERAL

     The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as officers, directors or partners, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS  CONFLICTS  OF  INTEREST".

                  REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE
                                   ACQUISITION

     Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the
Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.



                LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION

     The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

                             LACK OF DIVERSIFICATION

     The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be
limited to those engaged in by the business opportunity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

                                   REGULATION

     Although  the Company will be subject to regulation under the Exchange
Act,
management  believes  the  Company  will  not be subject to regulation under the
Investment  Company  Act  of 1940, insofar as the Company will not be engaged in
the  business  of  investing or trading in securities.  In the event the
Company
engages  in  business  combinations  which result in the Company holding passive
investment  interests  in  a number of entities, the Company could be subject to
regulation under the Investment Company Act of 1940.  In such event, the
Company
would  be required to register as an investment company and could be expected to
incur  significant registration and compliance costs .  The Company has obtained
no  formal  determination  from the Securities and Exchange Commission as to the
status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

                    PROBABLE CHANGE IN CONTROL AND MANAGEMENT

     A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by it, and to resign as members of the Board of Directors and officers of the Company. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.
     REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION

     The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the
Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present shareholders of the
Company and would most likely result in a change in control or management of the
Company.

                         ASPECTS OF BLANK CHECK OFFERING

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the
Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on terms satisfactory to the
Company.

                                    TAXATION

     Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake.
Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

                 REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY
                        DISQUALIFY BUSINESS OPPORTUNITIES

     Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements.

     Such audited financial statements may not be available. In such case, the
Company intends to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto will include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

     ITEM  2

     PLAN  OF  OPERATION

     The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition.
None of the Company's officers, directors, or affiliates have engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

     The Company anticipates seeking out a target business through solicitation.
Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Such persons will have no relationship to management.

     The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting approximately 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5.
DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS."

     Management is currently involved with other blank check companies, and is involved in creating other blank check companies similar to this one.
  In
addition, the Company's officers and directors expect, in the future, to become involved with other companies which have a business purpose similar to that of the Company. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target business. Management anticipates that target businesses will be located for the
Company and other blank check companies in chronological order of the date of formation of such blank check companies.

     However, other blank check companies that may be formed may differ from the
Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items.
It may be that a target business may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. See "ITEM 5, DIRECTORS,
EXECUTIVE  OFFICERS,  PROMOTERS  AND CONTROL PERSONS - OTHER BLANK CHECK
COMPANY
ACTIVITIES".

     The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the
Company could be used or attached to satisfy any liabilities subject to such indemnification.

     GENERAL  BUSINESS  PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the
Company  has  nominal  assets  and  limited  financial resources.  See ITEM
F/S,
"FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the
Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.
The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets.
However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The officers and directors of the Company have not conducted market research and are not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management will meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange
Act requires that any merger or acquisition candidate comply with all certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. It is anticipated that outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the
Company  has  limited  cash  assets  with  which  to  pay  such  obligation.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.
     ACQUISITION  OF  OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the
Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the
Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the
Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections
351  or  368  of  the  Internal  Revenue Code of 1986, as amended  (the
"Code").

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant delusive effect on the percentage of shares held by the
Company's  shareholders  at  such  time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     The Company's principal shareholder has agreed that it will advance to the
Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount such shareholder will advance to the Company. The Company will not borrow any funds for the purpose of repaying advances made by such shareholder, and the Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's officers, directors, shareholders or their affiliates or associates serve as an officer or director or hold any ownership interest.

     COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company.
  In
view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


                                     ITEM 3

     DESCRIPTION  OF  PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of Financial Independence, Inc. at no cost to the Company. Financial Independence, Inc. has agreed to continue this arrangement until the Company completes an acquisition or merger.

     ITEM  4

     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL
     OWNERS  AND  MANAGEMENT.

     The following table sets forth, as of August 14, 2000, each person known by the Company to be the beneficial owner of five percent or more of the Company's
Common Stock, all directors individually and all directors and officers of the
Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

(1) Management owns 100% of Financial Independence, Inc. and therefore is considered the beneficial owner of the 10,000,000 shares of common stock owned by it.

                                     ITEM 5

                         DIRECTORS, EXECUTIVE OFFICERS,
                          PROMOTERS AND CONTROL PERSONS

The  Directors  and  Officers  of  the  Company  are  as  follows:

Name                   Age      Positions  and  Offices  Held
-------------------------------------------------------------------------------
Lee  T.  Duran          32      President,  Chief  Executive  Officer,
Director
Christy  T.  O'Connor   31      Secretary,  Treasurer,  Director

     There are no agreements or understandings for any officer or director to resign at the request of another person and none of the above-named officers or directors are acting on behalf of or will act at the direction of any other person.

     Set forth below are the names of all directors and executive officers of the Company, all positions and offices with the Company held by each such person, the period during which he has served as such, and the business experience of such persons during at least the last five years;

     Lee T. Duran, 32, is the Chief Executive Officer of The Orion Group, a venture capital investment firm located in Denver, Colorado. During 1995 and
1996, Mr. Duran was the manager of offices in Denver, Colorado and Fort
Lauderdale, Florida for First Associated Securities, a securities broker-dealer.
During 1995, Mr. Duran was the manager of an office in Fort Lauderdale, Florida for Capital Securities, a securities broker-dealer. During 1993 and 1994, Mr.
Duran was a representative involved in stock offerings with Biltmore Securities, a securities broker-dealer.

     Christy T. O'Connor, Esq., JD, 31, received Bachelor's of Art in Psychology from the University of Chicago in 1990, a Master's of Art Course Degree in
Psychology from the University of Chicago in 1990, a Certificate of
International Laws from the University of Innsbruck, Austria in 1993, and a
Juris  Doctor  from St. Mary's University School of Law in 1993.  From
1993-1996
Ms. O'Connor was an associate of the law firm C. Mott Woolley and Associates.
From 1996-1998 Ms. O'Connor was a corporate specialist with the law firm of
Brownstein, Hyatt, Farber & Strickland. From 1998-2000, Ms. O'Connor was
Associate General Counsel for Monaco Finance, Inc. Ms. O'Connor is presently
Senior  Counsel  of  TCOM  Ventures  Corporation.

     Mr. Duran and Ms. O'Connor anticipate being involved with additional blank check companies filed under the Securities and Exchange Act. CONFLICTS OF
INTEREST

     The Company's officers and directors have organized and expect to organize other companies of a similar nature and with a similar purpose as the Company.
Consequently, there are potential inherent conflicts of interest in acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates that they will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target business.
It is anticipated that target businesses will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. However, any blank check companies that may be formed may differ from the Company in certain items such as place of
incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target business may be more suitable for or may prefer a certain blank check company formed after the
Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

     Mr. Duran is the president, chief executive officer and a director and beneficial shareholder of 50% of the shares of Financial Independence, Inc.
which is, in turn, the sole shareholder of the Company. Mr. Duran will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target business which may result in terms providing benefits to Mr. Duran.

     Ms. O'Connor is the secretary, treasurer and a director and beneficial shareholder of 50% of the shares of Financial Independence, Inc. which is, in turn, the sole shareholder of the Company. The consummation of a business combination with a target business may result in terms providing benefits to Ms.
O'Connor.

     Mr. Duran is the Chief Executive Officer of The Orion Group, a venture capital investment firm. As such, demands may be placed on the time of Mr.
Duran which will detract from the amount of time he is able to devote to the
Company. Mr. Duran intends to devote as much time to the activities of the
Company as required. However, should such a conflict arise, there is no assurance that Mr. Duran would not attend to other matters prior to those of the
Company. Mr. Duran projects that initially approximately ten hours per month of his time may be spent locating a target business which amount of time would increase when the analysis of, and negotiations and consummation with, a target business are conducted.

     Ms. O'Connor is Senior Counsel for TCOM Ventures Corporation. TCOM
Ventures
Corporation has filed a registration statement on Form SB-2 under the Securities
Act. As such, demands may be placed on the time of Ms. O'Connor which will detract from the amount of time she is able to devote to the Company. Ms.
O'Connor intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Ms.
O'Connor  would  not attend to other matters prior to those of the Company.
Ms.
O'Connor projects that initially approximately ten hours per month of her time may be spent on legal matters for the Company with regard to locating a target business which amount of time would increase when the analysis of, and negotiations and consummation with, a target business are conducted.

     Management owns 100% of Financial Independence, Inc. which in turn owns
10,000,000 shares of the shares of common stock of the Company. Mr. Duran owns
50% of the shares of Financial Independence, Inc. and is therefore considered the beneficial owner of 500,000 shares of the Common Stock owned by Financial
Independence, Inc. Ms. O'Connor owns 50% of the shares of Financial
Independence, Inc. and is therefore considered the beneficial owner of
10,000,000  shares of the Common Stock owned by Financial Independence, Inc.
  No
other securities or rights to securities, of the Company will be issued to management or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some of the 10,000,000 shares of Common Stock owned by
Financial Independence, Inc. will be purchased by the target business. The amount of Common Stock sold or continued to be owned by Financial Independence,
Inc.  cannot  be  determined  at  this  time.

     Management agrees to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target business to the Company where that reference results in a business combination. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time.
  No
finder's fee of any kind will be paid to the management or promoters of the
Company or to their associates or affiliates. No loans of any time have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

     None of the Company's officers, directors, promoters, or their affiliates have had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities in which management or promoters of the
Company or any affiliates or associates have any interest, direct or indirect.

     Financial Independence, Inc. anticipates that it will actively negotiate the purchase of a portion of its 10,000,000 shares of Common Stock by a target business, and anticipates that a target business will purchase a part of its common stock of the Company.

     Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management or promoters or their affiliates or associates:

(i)     Any  lending  by  the  Company  to  such  persons;

(ii) The issuance of any additional securities to such persons prior to a business combination;

(iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or

(iv)     The  payment  of  any  finder's  fees  to  such  persons.

     These policies have been adopted by the Board of Directors of the Company, and any changes in theses provisions would require the approval of the Board of
Directors. Management does not intend to propose any such action and does not anticipate that any such action will occur.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.
However, any attempt by shareholders to enforce a liability of management to the
Company would most likely be prohibitively expensive and time consuming.

                                    ITEM 6

                           EXECUTIVE  COMPENSATION

     None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. As of the date of this registration statement, the Company has no funds available to pay officers or directors. Further, none of the officers or directors are accruing any compensation pursuant to any agreement with the Company.

     No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the
Company's  business  plan  outlined  herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

                                     ITEM  7

                    CERTAIN  RELATIONSHIPS  AND  RELATED
                                 TRANSACTIONS

     On August 14, 2000 the Company issued a total of 1,000,000 shares of Common
Stock  to  the  following  persons  for  a  total  of  $1,000  in  cash:

NAME                           NUMBER  OF  TOTAL  SHARES      CONSIDERATION
-----------------------------------------------------------------------------
Financial  Independence,  Inc.        10,000,000                 $10,000


     The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's officers, directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest.
Management is not aware of any circumstances under which this policy through their own initiative may be changed.

     The proposed business activities described herein classify the Company as a
"blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies.

     Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that such shareholder shall not sell such shareholder's respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a blank check company. Each shareholder has placed the respective stock certificate with the Company which will not release the certificates until such time as a merger or acquisition has been successfully consummated.

                                      ITEM  8

                           DESCRIPTION  OF  SECURITIES.

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, with no par value. The following statements relating to the capital stock are summaries and do not purport to be complete.
Reference is
made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the
By-laws, copies of which are filed as exhibits to this registration statement.

     COMMON  STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the
Board of Directors in its discretion from funds legally available therefore.
  In
the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

     PREFERRED  STOCK

     The Company's Articles of Incorporation authorizes the issuance of
10,000,000 shares of preferred stock, with no par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Colorado, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders.
     Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.
At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of
Preferred Stock could adversely affect the voting power of the holders of the
Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any Preferred Stock.

     DIVIDENDS

     The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

     GLOSSARY

"Blank Check" Company     As defined in Section 7(b)(3) of the Securities
Act, a
---------------------
"blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange
Act.

-The Company- MACTEN, INC., the company whose common stock is the subject of this registration statement.

-Exchange  Act- The  Securities  Exchange  Act  of 1934, as amended.

-"Penny  Stock"-  Security- As  defined  in  Rule 3a51-1 of the Exchange
Act, a

-"penny stock"- security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation; (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities
Act);
(v) that is registered on a national securities exchange; (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied; or (vii) that is issued by an issuer with
(a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

-Financial Independence, Inc.- Financial Independence, Inc., a private company a portion of which is owned by management of the Company. Financial
Independence, Inc. has purchased 1,000,000 shares of the Company's common stock.

-Securities  Act- The  Securities  Act  of  1933,  as  amended.

-Small Business Issuer- As defined in Rule 12b-2 of the Exchange Act, a
"Small
Business  Issuer"  is  an entity (i) which has revenues of less than
$25,000,000
(ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.


                                     PART II

                                     ITEM 1

                       MARKET PRICE FOR COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) MARKET PRICE. The Company's Common Stock is not quoted at the present time.
The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i)
that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and
(ii)
make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The  National  Association  of Securities Dealers, Inc. (the "NASD"),
which
administers  the  Nasdaq  Stock  Market,  has  recently announced changes in the
criteria  for  initial and continued eligibility for listing on the Nasdaq
Stock
Market.  In  order  to  qualify  for  listing  on  the Nasdaq SmallCap
Market, a
company  must  have  at  least  (i)  net tangible assets of $4,000,000 or market
capitalization  of  $50,000,000 or net income for two of the last three years of
$750,000;  (ii)  public  float  of  1,000,000  shares  with  a  market value of
$5,000,000;  (iii)  a  bid  price  of  $4.00;  (iv) three market makers; (v)
300
shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq
SmallCap Market, a company must have at least (i) net tangible assets of
$2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers;
and  (v)  300  shareholders.

     There can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on the Nasdaq SmallCap
Market or a national or regional exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the
Company to qualify its securities or to meet the relevant maintenance criteria after such qualification may result in the discontinuance of the inclusion of the Company's securities. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. In such case, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b)  HOLDERS.  There  is  one  holder  of  the Company's Common Stock.
  On
August 14, 2000 the Company issued 10,000,000 of its Common Shares to this person for cash at $.001 per share for a total price of $10,000. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the
Securities  Act  of  1933  and  Rule  506  promulgated  thereunder.

        DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

     ITEM  2

     LEGAL  PROCEEDINGS

     There is no litigation pending or threatened by or against the Company.


     ITEM  3

                        CHANGES IN AND DISAGREEMENTS WITH
                          ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

     ITEM  4

                     RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Company has sold securities which were not registered as follows:

                                             NUMBER OF
DATE             NAME                         SHARES      CONSIDERATION
------------------------------------------------------------------------
August 14, 2000  Financial Independence,Inc.  10,000,000  $10,000.00 (1)

(1) The 1,000,000 shares of Common Stock purchased by Financial Independence, Inc. were purchased pursuant to a Promissory Note which provides for the payment of the purchase price over a period of one year with an interest rate of seven percent per annum. The Note must be paid in full upon demand pursuant to the consummation of a business transaction for the sale of the
Company.
     With respect to the sales made, the Company relied on Section 4(2) of the
Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

     All the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

     ITEM  5

     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     The Certificate of Incorporation and the by-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the
Corporation  Law  of  the  State  of  Colorado.

     The Corporation Law of the State of Colorado provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the
Corporation Law of the State of Colorado, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of
Incorporation  contains  such  a  provision.

                                    PART F/S

     FINANCIAL  STATEMENTS.

     Attached are audited financial statements for the Company for the period ended August 31, 2000. The following financial statements are attached to this report and filed as a part thereof.

     1)  Table  of  Contents  -  Financial  Statements

     2)  Report  of  Independent  Certified  Public  Accountants

     3)  Balance  Sheet

     4)  Stockholders'  Equity

     PART  III

     ITEM  1

INDEX  TO  EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION                              LOCATION


(2)        Articles  of  Incorporation  and  By-laws:

   2.1     Articles  of  Incorporation

   2.2     By-laws

(3)        Instruments  Defining  the  Rights  of  Holders:

   3.1     Lock-up  Agreements

(10)(a)    Consents  -  Experts:

  10.1     Consent  of  Accountants

     INDEX  TO  FINANCIAL  STATEMENTS

     MACTEN,  INC.
     (A  Development  Stage  Company)


     FINANCIAL  STATEMENTS

     WITH

     REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS


Report  of  Independent Certified Public Accountants
F-2

Financial  Statements:

                  Assets                         F-3
                  Stockholders'  Equity                         F-3



















                                                                J. SCOTT
WHARTON
                                                       755 Highway 105,
Suite 2C
                                                           Palmer Lake, CO
80133
                                                                  (719)
481-8447

     REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS
                                 MACTEN, INC.

     I  have  audited  the  accompanying  Balance Sheet of MACTEN, INC.
as of
August 14, 2000. This financia1 statement is the responsibility of MACTEN,
INC.'s management. My responsibility is to express an opinion on this financial statement based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statement referred to above presents fairly, in all materials respects, the financial position of MACTEN, INC. as of
August 14, 2000, in conformity with generally accepted accounting principles.


J.  Scott  Wharton,  CPA,  CFP
August  14,  2000

     MACTEN,  INC.
                                  BALANCE SHEET
                                 AUGUST 14, 2000


     ASSETS

     Cash                                                  $10,000.00
     Total  assets                                         $10,000.00
     Shareholder  Equity

     Common  Stock  (1,000,000  shares  with  no  par  value)
$10,000.00

     Additional  paid  in  capital                         $  -0-

     Total  Equity                                         $10,000.00  (1)

(2) The 10,000,000 shares of Common Stock purchased by Financial Independence, Inc. were purchased pursuant to a Promissory Note which provides for the payment of the purchase price over a period of five years with an interest rate of seven percent per annum. The Note must be paid in full upon demand pursuant to the consummation of a business transaction for the sale of the Company.

     See  Auditor's  Report

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the
Registrant caused this amendment to its registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        MACTEN,  INC.,
                                        a  Colorado  corporation



                                        By:  /s/  Lee  T.  Duran
                                             ---------------------
                                             Lee  T.  Duran,  President


Date:  August  31,  2000

Exhibit  2.1

                            ARTICLES OF INCORPORATION
     OF
     MACTEN,  INC.

     The undersigned (who, if a natural person, is eighteen years of age or older), acting as the incorporator of a corporation to be incorporated under the laws of the State of Colorado, adopts these articles of incorporation.

                                    ARTICLE I
                                      NAME

     The  name  of  the  Corporation  is  MACTEN,  INC.

                                   ARTICLE II
                               AUTHORIZED CAPITAL

     The  aggregate  number  of shares of stock which the Corporation shall have
the authority to issue is One Hundred Twenty Five million (125,000,000) shares, consisting of One Hundred million (100,000,000) shares of Common Stock having no par value per share and Twenty Five million (25,000,000) shares of
Preferred  Stock  having  no  par  value  share.

2.1. PREFERRED STOCK. The Board of Directors is authorized, subject to the limitations prescribed by law and the provisions of this Article, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Colorado, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

2.1.1 The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

     (a) The number of shares constituting that series and the distinctive designation of that series;

     (b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

     (c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

     (d) Whether that series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

     (e) Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

     (f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund;

     (g) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;
and

     (h) Any other rights, preferences and limitations of that series.

2.1.2 Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment, before any dividends shall be paid or declared and set apart for payment on Common Stock with respect to the same dividend period.

2.1.3 If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred
Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

2.1.4 Unless otherwise provided in any resolution of the Board of
Directors Providing for the issuance of any particular series of Preferred
Stock, no holder of Preferred Stock shall have any pre-emptive right as such holder to subscribe for, purchase or receive any part of any new or additional issue of capital stock of any class or series, including unissued and treasury stock, or obligations or other securities convertible into or exchangeable for capital stock of any class or series, or warrants or other instruments evidencing rights or options to subscribe for, purchase or receive any capital stock of any class or series, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend.

     2.2.     COMMON  STOCK.
     2.2.1 Subject to the prior and superior rights of the Preferred Stock and on the conditions set forth in the foregoing parts of this Article or in any resolution of the Board of Directors providing for the issuance of any particular series of Preferred Stock, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time out of any funds legally available therefor.

     2.2.2 Except as otherwise provided by law, by this Certificate of
Incorporation or by the resolution or resolutions of the Board of Directors providing for the issue of any series of the Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, each holder of the Common Stock being entitled to one vote for each share held.

     2.2.3 Upon any liquidation, dissolution or winding up of the
Corporation, voluntary or involuntary, and after the holders of the Preferred
Stock of each series shall have been paid in full the amount to which they respectively shall be entitled, or a sum sufficient for such payments in assets of the Corporation shall be distributed pro rata to the holders of the Common
Stock in accordance with their respective rights and interests, to the exclusion of the holders of the Preferred Stock.

                                  ARTICLE  III
              PREFERENCES,  LIMITATIONS  AND  RELATIVE  RIGHTS  OF
                      REDEEMABLE,  NON-VOTING,  CONVERTIBLE
                        PREFERRED  STOCK,  SERIES  2000-1

3.1. DESIGNATION. This Article III shall provide for a single series of preferred stock, the designation of which shall be "Redeemable, Non-Voting, Convertible Preferred Stock-Series 2000-1" (hereinafter the
"Preferred Shares" or the "Preferred Stock") and the number of authorized shares constituting the Preferred Stock is 250,000. The number of authorized Preferred Shares may be reduced or increased by a further resolution duly adopted by the Board of Directors of the Corporation and by the filing of an amendment to the Corporation's Articles of Incorporation pursuant to the provisions of the
Colorado Business Corporation Act stating that such reduction or increase has been so authorized.

3.2. VOTING. Except as provided herein or otherwise expressly required by the laws of the State of Colorado, the holders of the Preferred Shares shall have no voting rights and shall not be entitled to notice of meetings of
shareholders, and the exclusive voting power shall be vested in the holders of the shares of the Corporation's Common Stock, with no par value per share
(the "Common Stock"), and/or in any other series of the Corporation's preferred stock now or at any time hereafter issued and outstanding having voting rights.


    3.2.1 MEETINGS. Whenever holders of the Preferred Stock are entitled to vote as provided herein, the Corporation shall call a special meeting of holders of the Preferred Stock upon not less than ten nor more than 60 days notice to such holders. The Corporation shall also call a special meeting of such holders upon the request made by any holder(s) of ten percent or more of the number of outstanding Preferred Shares, In the event the matter to be voted on shall be subject to any laws, rules or regulations with respect to the solicitation of proxies or otherwise, the holders of the Preferred Stock agree to timely provide the Corporation with such information as it shall reasonably require to comply therewith.

     3.2.2 QUORUM. The holders of a majority of the outstanding shares of
Preferred Stock, present in person or by proxy, shall constitute a quorum for all meetings of Preferred Stockholders.

     3.2.3 VOTING RIGHTS. Unless otherwise required by law, action on a matter required to be voted upon by the holders of the Preferred Stock shall be approved if a quorum exists and if the votes cast favoring the action exceed the votes cast opposing the action. If any corporate action shall require a vote of the holders of the Preferred Shares other than as a class, the Preferred Shares shall vote as a group with all other shares of capital stock having voting rights. The holders of the Preferred Stock may also act by unanimous written consent, signed by all such holders, without a meeting.

     3.3.     REDEMPTION.

     3.3.1 VOLUNTARY REDEMPTION. Except as provided herein to the contrary and subject to Regulatory Requirements, the Corporation shall have the right to redeem the Preferred Stock at any time and from time to time in whole or in part on or after January 1, 2005.

     3.3.2 REDEMPTION PRICE. The redemption price for each share of
Preferred Stock shall be $100.00 (the "Redemption Price"). In the event of a redemption of only a part of the outstanding Preferred Stock, the Corporation shall effect such redemption ratably according to the number of shares held by each holder of the Preferred Stock.

     3.3.3 REDEMPTION NOTICE. At least ten and not more than 60 days prior to the date fixed for any such redemption of the Preferred Stock (the "Redemption
Date"), written notice (the "Redemption Notice") shall be mailed, postage prepaid, to each holder of record of the Preferred Stock at his or her post office address last shown on the records of the Corporation. The Redemption
Notice  shall  state:

     (a) Whether all or less than all of the outstanding shares of Preferred
Stock are to be redeemed and the total number of shares being redeemed.

     (b) The number of shares of Preferred Stock held by the holder that the
Corporation  intends  to  redeem.

     (c)     The  Redemption  Date  and  the  Redemption  Price.

     (d) That the holder is to surrender to the Corporation, in the manner and at the place designated, his or her certificate or certificates representing the shares of Preferred Stock to be redeemed.

     3.3.4 SURRENDER OF CERTIFICATES. On or before the Redemption Date, each holder of Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares to the Corporation in the manner and at the place designated in the Redemption Notice and, thereupon, the Redemption
Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled and retired. In the event less than all the shares represented by such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

     3.3.5 TERMINATION OF RIGHTS AS STOCKHOLDER. If the Redemption Notice shall have been duly given and if on the Redemption Date the Redemption Price is either paid or set apart for payment, then, notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price, without interest, upon surrender of their certificate or certificates therefor.

     3.4.     CONVERSION.

     3.4.1     VOLUNTARY  CONVERSION.  The  Preferred Stock shall be
convertible
into
shares  of Common Stock of the Corporation ("Conversion Shares") upon the filing
of  a Registration Statement with the Securities and Exchange Commission
("SEC")
for  a public offering of shares of the Corporation. One-half of the shares upon
exercise  of  the  conversion  will  have "piggyback" registration rights on the
first  public  offering; the remaining shares resulting from the conversion will
have  registration  rights  on  the next subsequent or secondary offering.
These
registration  rights  shall  be  granted  pursuant  to  Section  3.2.
Subject to
approval  of  the  regulatory  authorities  and  the underwriters, the
Preferred
Shares  will  convert to Common Stock of the Corporation on the following basis:
The  conversion  rate  will  be determined at the time of the public offering by
first  taking  125%  of  the  price at which a share of the Corporation's
Common
Stock  will  be  offered  to  the  public. This number so calculated will be the
divisor  and  the  Redemption Price ($100) will be the dividend and the quotient
will  then  be  the  number  of  shares of Common Stock into which each share of
Preferred  Stock  will be convertible. For example, if the offering price to the
public is $10.00, the exchange or conversion rate will be determined as follows:
125%  of the offering price = $12.50, then $100.00   $12.50 = 8 shares of
Common
Stock for each share of Preferred Stock. The Common Stock received upon conversion by a holder of Preferred Shares, subject to the foregoing registration rights, shall be restricted pursuant to Rule 144 and shall contain a legend on each certificate to that effect.

     3.4.2     REGISTRATION  RIGHTS.

     (a)     Definitions.

     (i)     "Commission"  means  the  Securities  and  Exchange
Commission.

     (ii)    "Exchange  Act"  means  the  Securities  Exchange  Act  of
1934.

     (iii) The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement.

     (iv) "Securities Act" means the Securities Act of 1933, as amended.

     (b) Corporation Registration. Subject to paragraph 3.2(f), immediately prior to both the first and second public offerings after the Preferred Shares are issued, in which the Corporation proposes to register its Common Stock under the Securities Act, the Corporation shall promptly give each holder of Preferred
Stock written notice of such de-termination. Upon the written request of any holder ("Selling Holder") given within ten (10) days after mailing of any such notice by the Corporation, the Corporation shall use its best efforts to cause to be registered under the Securities Act up to one-half of the Conversion
Shares in the first offering and the remaining Conversion Shares in the second offering that each such Selling Holder has requested to be registered. Such written request shall be accompanied by the certificate or certificates evidencing the shares of Preferred Stock to be converted, duly endorsed or accompanied by duly executed stock powers and received at the office of the
Corporation. The Corporation shall concurrently with effectiveness of the registration statement issue the Conversion Shares in the name of such converting holder and/or in the name of such holder's designee.
(c) Obligations of the Corporation. Whenever required under paragraph
3.2(b) to use its best efforts to effect the registration of any Conversion
Shares, the Corporation shall, as expeditiously as reasonably possible:

     (i) Prepare and file with the Commission a registration statement with respect to such Conversion Shares and use its best efforts to cause such registration statement to become and remain effective; provided, however, that in connection with any proposed registration in-tended to permit an offering of any securities from time to time (i.e., a so-called "shelf registration"), the
Corporation shall in no event be obligated to cause any such registration to remain effective for more than ninety (90) days.

     (ii) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

     (iii) Furnish to the Selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Conversion Shares owned by them.

     (iv) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably appropriate for the distribution of the securities covered by the registration statement, pro-vided that the Corporation shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, and further provided that (anything in this Agreement to the contrary notwithstanding with respect to the bearing of expenses) if any jurisdiction in which the securities shall be qualified shall require that expenses incurred in connection with the qualification of the securities in that jurisdiction be borne by selling shareholders pro rata, to the extent required by such jurisdiction.

     (d) Furnish Information. It shall be a condition precedent to the obligations of the Corporation to take any action that the Selling Holders shall furnish to the Corporation such information regarding them, the Conversion
Shares held by them, and the intended method of disposition of such securities as the Corporation shall reasonably request and as shall be required in connection with the action to be taken by the Corporation.

     (e) Registration Expenses. The Corporation shall pay all costs and expenses relating to such registration; provided, how-ever, that if any such cost or expense is attributable solely to one or more but fewer than all
Selling Holders and does not constitute a nor-mal cost or expense of such a registration, such cost or expense shall be allocated to those Selling Holders.
In addition, each Selling Holder shall bear the fees and costs of its own counsel.

     (f) Underwriting Requirements. In connection with any offering involving an underwriting of shares of Common Stock being issued by the
Corporation,  the  Corporation  shall  not be required under paragraph
3.2(b) to
include any of the Selling Holders' Conversion Shares in such under-writing unless they accept the terms of the underwriting as agreed upon between the
Corporation and the underwriters selected by it, and then only in such quantity as will not, in the written opinion of the underwriters, jeopardize the success of the offering by the Corporation. If the total amount of securities that all
Selling Holders request to be included in such offering exceeds the amount of securities that the under-writers reasonably believe compatible with the success of the offering, the Corporation shall only be required to include in the offering so many of the securities of the Selling Holders as the underwriters believe will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the Selling Holders according to the total amount of securities owned by said selling Holders, or in such other proportions as shall mutually be agreed to by such Selling Holders), provided that no such reduction shall be made with respect to any securities offered by the Corporation for its own account.

     (g) Delay of Registration. No Selling Holder shall have any right to take any action to restrain, enjoin, or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

     (h) Indemnification. In the event any Conversion Shares are included in a registration statement:

     (i) To the extent permitted by law, the Corporation will indemnify and hold harmless each Selling Holder requesting or joining in a registration, any underwriter (as defined in the Securities Act) for it, and each such person, if any, who controls such Selling Holder or under-writer within the meaning of the
Securities Act, against any losses, claims, damages, or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based on any untrue or alleged un-true statement of any material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; and will reimburse each such Holder, such under-writer, or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action;
provided, however, that the indemnity agreement contained in this paragraph
3.2(h)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Corporation (which consent shall not be unreasonably withheld) nor shall the Corporation be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in connection with such registration statement, preliminary prospectus, final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Selling Holder, under-writer, or controlling person.

     (ii) To the extent permitted by law, each Selling Holder re-questing or joining in a registration will indemnify and hold harmless the Corporation, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Corporation within the meaning of the Securities Act, and each agent and any underwriter for the Corporation
(within the meaning of the Securities Act) against any losses, claims, damages, or liabilities to which the Corporation or any such director, officer, controlling person, agent, or underwriter may become subject, under the
Securities Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the ex-tent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Corporation or any such director, officer, control-ling person, agent, or underwriter in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this paragraph 3.2(h)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of such Selling Holder (which con-sent shall not be unreasonably withheld).

(iii) Promptly after receipt by an indemnified party under this paragraph of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this paragraph, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so de-sires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to his ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this paragraph, but the omission to so notify the indemnifying party will not relieve him of any liability that he may have to any indemnified party otherwise than under this paragraph.

     (i) Lockup Agreement. In consideration for the Corporation agreeing to its obligations under this Agreement, each Holder agrees in connection with any registration of the Corporation's securities that, upon the request of the
Corporation or the underwriters managing any underwritten offering of the
Corporation's securities, not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Conversion Shares (other than those included in the registration) without the prior written consent of the Corporation or such under-writers, as the case may be, for such period of time (not to exceed ninety (90) days) from the effective date of such registration as the Corporation or the underwriters may specify.

     3.4.3 ADDITIONAL CONDITION. Notwithstanding anything herein contained to the contrary, the Corporation shall not be obligated to issue the Conversion
Shares until there shall have been delivered to the Corporation or to its transfer agent, as applicable, an opinion of counsel reasonably satisfactory to the Corporation to the effect that the issuance of such Common Stock is exempt from registration under the Securities Act of 1933, as amended, and from qualification under applicable state laws or that a registration statement with respect thereto has been filed with the Securities and Exchange Commission and with the appropriate state regulatory authorities and has become effective.

     3.4.4 RESERVATION OF SHARES. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common
Stock, solely for the purpose of issuance upon the conversion of the Preferred
Shares, such number of shares of Common Stock issuable upon the conversion of all outstanding Preferred Stock. All shares of Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Corporation shall take all such actions as may be necessary to assure that all such shares of
Common Stock may be so issued without violation of any applicable law or government regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not take any action which would cause the number of authorized but unissued shares of Common Stock to be less than the number of such shares required to be reserved hereunder for issuance upon conversion of the Preferred Shares.

     3.4.5 NO FRACTIONAL SHARES; CURRENT MARKET VALUE. No fractional shares or scrip representing fractional shares shall be issued upon conversion of the
Preferred Stock. With respect to any fraction of a share called for upon any conversion thereof, the Corporation shall pay to the holder an amount in cash equal to such fraction multi-plied by the per-share public offering price of the
Common  Stock  less  underwriting  discounts  and  commissions.

     3.5. EXCHANGE, ASSIGNMENT OR LOSS OF PREFERRED SHARES. Subject to the provisions of Section 6 hereof, the Preferred Stock is assignable and exchangeable, with-out expense, at the option of the holder, upon presentation and surrender of such Preferred Stock to the Corporation, together with written instructions signed by the holder of such Preferred Stock with respect to reissuance thereof and good funds sufficient to pay any transfer or similar tax;
whereupon the Corporation shall, with-out charge, exe-cute and deliver
Preferred
Stock in the designated denominations and in the designated name(s) and the
Preferred Stock so surrendered promptly shall be canceled. Upon receipt by the
Corporation of evidence satisfactory to it of the loss, theft, destruction or mutilation of Preferred Stock certificates, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification including a surety bond, and upon surrender and cancellation of Preferred Stock certificates, if mutilated, the Corporation will execute and deliver new Preferred Stock certificates of like tenor and date. Any such new Preferred Stock certificates executed and delivered shall constitute additional contractual obligation on the part of the Corporation, whether or not the Preferred Stock certificates so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

     3.6.     LEGENDS  AND  SECURITIES  LAW  COMPLIANCE.

     3.6.1 SECURITIES LAW COMPLIANCE. Neither the Preferred Stock nor the
Common Stock nor any other security issued or issuable upon conversion of the
Preferred Stock may be issued, offered or sold except in conformity with the
Securities Act of 1933, as amended, and applicable state laws, and then only against receipt of an agreement of such person to whom such offer of sale is made to comply with the provisions of this Section with respect to any resale or other disposition of such securities.

     3.6.2 SECURITIES LEGEND. The Corporation may cause the following legend to be set forth on each certificate representing Preferred Stock or any other security issued or issuable upon conversion of the Preferred Stock, unless counsel for the Corporation is of the opinion as to any such certificate that such legend is unnecessary:

The securities represented by this certificate may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement made under the Securities Act of 1933 (the "Act"), or pursuant to an exemption from registration under the Act the availability of which is to be established to the reasonable satisfaction of the Corporation.

3.6.3 OTHER LEGENDS. All certificates representing the Preferred Shares and any and all securities issued in replacement thereof or upon conversion thereof shall bear such additional legends as shall be required by law or contract.

     3.7. RIGHTS ON LIQUIDATION. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, resulting in any distribution of its assets to its shareholders, the holders of the Preferred Shares then issued and outstanding shall be entitled to receive an amount equal to $100.00 per Preferred Share plus any accumulated but unpaid dividends (the "Liquidation Value"), and no more, before any payment or distribution of the assets of the Corporation is made to or set apart for the holders of Common Stock. If the assets of the Corporation distributable to the holders of Preferred Shares are insufficient for the payment to them of the full preferential amount described above, such assets shall be distributed ratably among the holders of the Preferred Shares. The holders of the Common Stock shall be entitled to the exclusion of the holders of the Preferred Shares to share in all remaining assets of the Corporation in accordance with their respective interests. For purposes of this paragraph, a consolidation or merger of the Corporation with any other corporation or corporations shall not be deemed to be a liquidation, dissolution or winding up of the Corporation.

     3.8. DEFINITION. The term "Regulatory Requirements" shall mean any and all applicable (i) laws (whether statutory or otherwise), rules, regulations, requirements, restrictions, licenses and registrations of all governmental, judicial, legislative, executive, administrative or regulatory authorities
(federal,  state,  municipal,  departmental,  foreign  or  otherwise);  and
(ii)
judgments, orders, directives, rulings, decisions, injunctions, decrees or awards of any federal , state, municipal, departmental or foreign court, arbitrator or administrative or governmental authority, bureau or agency.
Without limiting the foregoing, no distribution, by dividend, redemption or otherwise, shall be made with respect the Preferred Shares if such distribution would be in violation of Utah law or in violation of the net capital or other financial requirements applicable to the Company or any of its subsidiaries as a securities broker-dealer registered under the Securities Exchange Act of 1934 or as an investment adviser registered under the Investment Advisers Act or under applicable state laws.

3.9. NOTICE. Any notices or certificates by the Corporation to the Holder and by the Holder to the Corporation shall be deemed to have been given if in writing and upon the earlier of personal delivery (including by messenger, facsimile or other receipted delivery during normal business hours or, if delivered other than during normal business hours, at the beginning of the first business day following such delivery) or three business days following deposit in the United States mails, by registered or certified mail, return receipt requested, addressed to the holder at such holder's address of record on the books of the Corporation or to the Corporation at its principal executive offices. Any person may change the address for the giving of notice by notice duly given effective five (5) business days thereafter.




                                   ARTICLE IV
                                     OFFICES

     The street address of the initial registered office of the Corporation is
8300 Fairmount Drive, Suite TT105, Denver, Colorado 80231, and the name of the initial registered agent at that address is Christy T. O'Connor. The written consent of the initial registered agent to the appointment as such is stated below.

     The  address  of  the  Corporation's initial principal office is 5265
North
Academy  Blvd.,  Suite  2250,  Colorado  Springs,  Colorado  80918.

                                    ARTICLE V
                                  INCORPORATOR

     The  name  and  address  of  the  incorporator is Christy T. O'Connor,
8300
Fairmount  Drive,  Suite  TT105,  Denver,  Colorado  80231

                                   ARTICLE VI
                                    PURPOSES

     The purposes for which the Corporation is organized are as follows:

1.     To  engage  in  all  lawful  business;  and

2. To have, enjoy, and exercise all of the rights, powers, and privileges conferred upon corporations incorporated pursuant to Colorado law, whether now or hereafter in effect, and whether or not herein specifically mentioned.

                                   ARTICLE VII
                                PREEMPTIVE RIGHTS

     The  shareholders  shall  not  have  preemptive  rights.

                                  ARTICLE VIII
                        QUORUM FOR SHAREHOLDERS' MEETINGS

     Except as bylaws adopted by the shareholders may provide for a greater quorum requirement, a majority of the outstanding shares shall constitute a quorum at any meeting of shareholders. Except as bylaws adopted by the shareholders may provide for a greater voting requirement and except as is otherwise provided by the Colorado Business Corporation Act with respect to action on amendment to these articles of incorporation, on a plan of merger or share exchange, on the disposition of substantially all of the property of the corporation, on the granting of consent to the disposition of property by an entity controlled by the Corporation, and on the dissolution of the Corporation, action on a matter other than the election of directors is approved if a quorum exists and if the votes cast favoring the action exceed the votes cast opposing the action. Any bylaw adding, changing, or deleting a greater quorum or voting requirement for shareholders shall meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever are greater.


                                   ARTICLE IX
                               BOARD OF DIRECTORS

     The corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a board of directors.

     The names and addresses of the members of the initial board of directors are as follows:

  NAME                ADDRESS
                      5265  North  Academy  Blvd.,  Suite  2250
Lee T. Duran          Colorado  Springs,  CO  80918
                      8300  Fairmount  Drive,  Suite  TT105

Christy T. O'Connor   Denver, CO 80231

     The directors shall be elected at each annual meeting of the shareholders, provided that vacancies may be filled by election by the remaining directors, though less than a quorum, or by the shareholders at a special meeting called for that purpose. Despite the expiration of his or her term, a director continues to serve until his or her successor is elected and qualifies.

                                    ARTICLE X
                                CUMULATIVE VOTING

     Cumulative voting shall not be permitted in the election of directors.

                                   ARTICLE XI
                        LIMITATION ON DIRECTOR LIABILITY

     A director of the Corporation shall not be personally liable to the
Corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director; except that this provision shall not eliminate or limit the liability of a director to the Corporation or to its shareholders for monetary damages otherwise existing for (i) any breach of the director's duty of loyalty to the Corporation or to its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii)  acts  specified in Section 7-108-403 of the Colorado Business
Corporation
Act; or (iv) any transaction from which the director directly or indirectly derived any improper personal benefit. If the Colorado Business Corporation Act is hereafter amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent permitted by the Colorado Business Corporation Act as so amended. Any repeal or modification of this Article X shall not adversely affect any right or protection of a director of the Corporation under this
Article X. as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this Article X, prior to such repeal or modification.

                                   ARTICLE XII
                                 INDEMNIFICATION

     The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense
(including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, he is or was serving at the request of the
Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnity, any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

                                  ARTICLE XIII
                                 EFFECTIVE DATE

     The existence of the Corporation shall begin on the date of filing of these
Articles  of  Incorporation  with  the  Colorado  Secretary  of  State.

                                   ARTICLE XIV
                                TERM OF EXISTENCE

     The  Corporation  shall,  if  not sooner dissolved, continue in perpetuity.
                              JAY  W.  ENYART     ,
                              ---------------
Christy  T.  O'Connor,
Incorporator



                                   By:__________________________
                                         Authorized  signatory

     The undersigned consents to the appointment as the initial registered agent of MACTEN, INC.

     Christy  T.  O'Connor



                                   By:___________________________
                                         Authorized  signatory



Exhibit  2.2


                                 MACTEN, INC.

                                     BY-LAWS



                                    ARTICLE I

                                THE STOCKHOLDERS

     Section  1.1.  Annual  Meeting.  The  annual meeting of the stockholders of
                    ---------------
MACTEN, INC. (the "Corporation") shall be held on the third Thursday in May of each year at 10:30 a.m. local time, or at such other date or time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, for the election of directors and for the transaction of such other business as may come before the meeting.

     Section  1.2.  Special Meetings.  A special meeting of the stockholders may
                    ----------------
be called at any time by the written resolution or request of two-thirds or more of the members of the Board of Directors, the president, or any executive vice president and shall be called upon the written request of the holders of two-thirds or more in amount, of each class or series of the capital stock of the Corporation entitled to vote at such meeting on the matters(s) that are the subject of the proposed meeting, such written request in each case to specify the purpose or purposes for which such meeting shall be called, and with respect to stockholder proposals, shall further comply with the requirements of this
Article.

     Section  1.3.  Notice  of  Meetings.  Written  notice  of  each meeting of
                    --------------------
stockholders, whether annual or special, stating the date, hour and place where it is to be held, shall be served either personally or by mail, not less than fifteen nor more than sixty days before the meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their stock, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to be delivered when deposited in the
United States mail or with any private express mail service, postage or delivery fee prepaid, and shall be directed to each such stockholder at his address, as it appears on the records of the stockholders of the Corporation, unless he shall have previously filed with the secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

     Section  1.4.  Fixing  Date  of Record.  (a)  In order that the
Corporation
                    -----------------------
may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (to the extent that such action by written consent is permitted by law, the Certificate of Incorporation and these By-Laws), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in its state of incorporation, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

     (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

     Section  1.5.  Inspectors.  At  each meeting of the stockholders, the polls
                    ----------
shall be opened and closed and the proxies and ballots shall be received and be taken in charge. All questions touching on the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by one or more inspectors. Such inspectors shall be appointed by the Board of
Directors before or at the meeting, or, if no such appointment shall have been made, then by the presiding officer at the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse or be unable to serve, inspectors in place of any so failing to attend or refusing or unable to serve shall be appointed in like manner.

     Section  1.6.  Quorum.  At  any  meeting of the stockholders the holders of
                    ------
such number of all of the outstanding shares of the capital stock of the
Corporation taken together as a single class as represents one-third of all votes that may be made at such meeting, present in person or represented by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum.
If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed in accordance with these By-Laws for an annual or special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn, from time to time, without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

     Section  1.7.  Business.  The chairman of the Board, if any, the president,
                    --------
or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall call meetings of the stockholders to order, and shall act as chairman of such meeting; provided, however, that the Board of Directors or executive committee may appoint any stockholder to act as chairman of any meeting in the absence of the chairman of the Board. The secretary of the
Corporation shall act as secretary at all meetings of the stockholders, but in the absence of the secretary at any meeting of the stockholders, the presiding officer may appoint any person to act as secretary of the meeting.

     Section 1.8.  Stockholder Proposals.  No proposal by a stockholder shall be
                   ---------------------
presented  for  vote  at a special or annual meeting of stockholders unless such
stockholder  shall,  not  later  than  the  close  of  business on the fifth day
following  the  date  on  which  notice  of  the  meeting  is  first  given to
stockholders, provide the Board of Directors or the secretary of the
Corporation
with  written  notice  of  intention  to  present  a  proposal for action at the
forthcoming  meeting  of  stockholders,  which notice shall include the name
and
address  of  such  stockholder, the number of voting securities that he holds of
record  and that he holds beneficially, the text of the proposal to be presented
to  the  meeting  and a statement in support of the proposal.    Any
stockholder
who was a stockholder of record on the applicable record date may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the
Board of Directors or the secretary prior to the date set forth hereinabove, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees, but in connection with such reports, no new business proposed by a stockholder, qua stockholder, shall be acted upon at such annual meeting unless stated and filed as herein provided.

     Notwithstanding any other provision of these By-Laws, the Corporation shall be under no obligation to include any stockholder proposal in its proxy statement materials or otherwise present any such proposal to stockholders at a special or annual meeting of stockholders if the Board of Directors reasonably believes the proponents thereof have not complied with Sections 13 or 14 of the
Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder; nor shall the Corporation be required to include any stockholder proposal not required to be included in its proxy materials to stockholders in accordance with any such section, rule or regulation.

     Section  1.9.  Proxies.  At  all  meetings  of  stockholders, a stockholder
                    -------
entitled to vote may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

     Section  1.10.  Voting  by  Ballot.  The  votes for directors, and upon the
                     ------------------
demand of any stockholder or when required by law, the votes upon any question before the meeting, shall be by ballot.

     Section  1.11.  Voting  Lists.  The  officer  who  has  charge of the stock
                     -------------
ledger of the Corporation shall prepare and make, at least ten days before every
meeting of stockholders, a complete list of the stockholders entitled to vote at
the  meeting,  arranged  in  alphabetical order, and showing the address of each
stockholder  and  the  number  of shares of stock registered in the name of each
stockholder.  Such list shall be open to the examination of any stockholder, for
any  purpose germane to the meeting, during ordinary business hours for a period
of  at  least  ten  days prior to the meeting, either at a place within the city
where the meeting is to be held, which place shall be specified in the notice of
the  meeting,  or  if  not so specified, at the place where the meeting is to be
held.  The  list  shall  also  be produced and kept at the time and place of the
meeting  during  the  whole time thereof and may be inspected by any stockholder
who  is  present.
     Section  1.12.  Place of Meeting.  The Board of Directors may designate any
                     ----------------
place, either within or without the state of incorporation, as the place of meeting for any annual meeting or any special meeting called by the Board of
Directors. If no designation is made or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

     Section 1.13.  Voting of Stock of Certain Holders.  Shares of capital stock
                    ----------------------------------
of the Corporation standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

     Shares of capital stock of the Corporation standing in the name of a deceased person, a minor ward or an incompetent person may be voted by his administrator, executor, court-appointed guardian or conservator, either in person or by proxy, without a transfer of such stock into the name of such administrator, executor, court-appointed guardian or conservator.
Shares of
capital stock of the Corporation standing in the name of a trustee may be voted by him, either in person or by proxy.

     Shares of capital stock of the Corporation standing in the name of a receiver may be voted, either in person or by proxy, by such receiver, and stock held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in any appropriate order of the court by which such receiver was appointed.

     A stockholder whose stock is pledged shall be entitled to vote such stock, either in person or by proxy, until the stock has been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote, either in person or by proxy, the stock so transferred.

     Shares of its own capital stock belonging to this Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding stock at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding stock at any given time.

     ARTICLE  II

     BOARD  OF  DIRECTORS

     Section  2.1.  General  Powers.  The business, affairs, and the property of
                    ---------------
the  Corporation  shall be managed and controlled by the Board of Directors
(the
"Board"), and, except as otherwise expressly provided by law, the Certificate of
Incorporation or these By-Laws, all of the powers of the Corporation shall be vested in the Board.

     Section  2.2.  Number  of  Directors.  The  number of directors which shall
                    ---------------------
constitute the whole Board shall be not fewer than two nor more than five.
Within the limits above specified, the number of directors shall be determined by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office.

     Section  2.3.  Election,  Term  and Removal.  Directors shall be elected at
                    ----------------------------
the annual meeting of stockholders to succeed those directors whose terms have expired. Each director shall hold office for the term for which elected and until his or her successor shall be elected and qualified. Directors need not be stockholders. A director may be removed from office at a meeting expressly for that purpose by the vote of stockholders holding not less than two-thirds of the shares entitled to vote at an election of directors.

     Section  2.4.  Vacancies.  Vacancies  in  the Board of Directors,
including
                    ---------
vacancies resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum; except that vacancies resulting from removal from office by a vote of the stockholders may be filled by the stockholders at the same meeting at which such removal occurs provided that the holders of not less than two-thirds of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote for the election of directors, voting together as a single class, shall vote for each replacement director. All directors elected to fill vacancies shall hold office for a term expiring at the time of the next annual meeting of stockholders and upon election and qualification of his successor. No decrease in the number of directors constituting the Board of Directors shall shorten the term of an incumbent director.

     Section  2.5.  Resignations.  Any director of the Corporation may resign at
                    ------------
any time by giving written notice to the president or to the secretary of the
Corporation. The resignation of any director shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     Section  2.6.  Place of Meetings, etc.  The Board of Directors may hold its
                    ----------------------
meetings, and may have an office and keep the books of the Corporation (except as otherwise may be provided for by law), in such place or places in or outside the state of incorporation as the Board from time to time may determine.

     Section 2.7.  Regular Meetings.  Regular meetings of the Board of
Directors
                   ----------------
shall be held as soon as practicable after adjournment of the annual meeting of stockholders at such time and place as the Board of Directors may fix.
  No
notice shall be required for any such regular meeting of the Board.

     Section 2.8.  Special Meetings.  Special meetings of the Board of
Directors
                   ----------------
shall be held at places and times fixed by resolution of the Board of Directors, or upon call of the chairman of the Board, if any, or vice-chairman of the
Board, if any, the president, an executive vice president or two-thirds of the directors then in office.

     The secretary or officer performing the secretary's duties shall give not less than twenty-four hours' notice by letter, telegraph or telephone (or in person) of all special meetings of the Board of Directors, provided that notice need not given of the annual meeting or of regular meetings held at times and places fixed by resolution of the Board. Meetings may be held at any time without notice if all of the directors are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board need not state the purpose of the meeting.

     Section  2.9.  Participation by Conference Telephone.  Members of the
Board
                    -------------------------------------
of Directors of the Corporation, or any committee thereof, may participate in a regular or special or any other meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

     Section 2.10.  Action by Written Consent.  Any action required or permitted
                    -------------------------
to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if prior or subsequent to such action all the members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

     Section 2.11.  Quorum.  A majority of the total number of directors then in
                    ------
office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time.

     Section  2.12.  Business.  Business  shall be transacted at meetings of the
                     --------
Board of Directors in such order as the Board may determine. At all meetings of the Board of Directors, the chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall preside.

     Section  2.13.  Interest  of  Directors  in Contracts.  (a)  No
contract or
                     -------------------------------------
transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or
(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors or the stockholders.

(4) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

     Section 2.14.  Compensation of Directors.  Each director of the
Corporation
                    -------------------------
who is not a salaried officer or employee of the Corporation, or of a subsidiary of the Corporation, shall receive such allowances for serving as a director and such fees for attendance at meetings of the Board of Directors or the executive committee or any other committee appointed by the Board as the Board may from time to time determine.

     Section  2.15.  Loans to Officers or Employees.  The Board of Directors
may
                     ------------------------------
lend money to, guarantee any obligation of, or otherwise assist, any officer or other employee of the Corporation or of any subsidiary, whether or not such officer or employee is also a director of the Corporation, whenever, in the judgment of the directors, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation; provided, however, that any such loan, guarantee, or other assistance given to an officer or employee who is also a director of the Corporation must be authorized by a majority of the entire Board of Directors. Any such loan, guarantee, or other assistance may be made with or without interest and may be unsecured or secured in such manner as the Board of
Directors shall approve, including, but not limited to, a pledge of shares of the Corporation, and may be made upon such other terms and conditions as the
Board  of  Directors  may  determine.

     Section  2.16.  Nomination.  Subject  to the rights of holders of any class
                     ----------
or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination
  or
nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Corporation not later than
(i)
with respect to an election to be held at an annual meeting of stockholders, the close of business on the last day of the eighth month after the immediately preceding annual meeting of stockholders, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the fifth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth:
(a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors, and; (e) the consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer at the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

     ARTICLE  III

     COMMITTEES

     Section 3.1.  Committees.  The Board of Directors, by resolution adopted by
                   ----------
a majority of the number of directors then fixed by these By-Laws or resolution thereto, may establish such standing or special committees of the Board as it may deem advisable, and the members, terms, and authority of such committees shall be set forth in the resolutions establishing such committee.

     Section  3.2.  Executive  Committee Number and Term of Office. The
Board of
                    ----------------------------------------------
Directors may, at any meeting, by majority vote of the Board of Directors, elect from the directors an executive committee. The executive committee shall consist of such number of members as may be fixed from time to time by resolution of the Board of Directors. The Board of Directors may designate a chairman of the committee who shall preside at all meetings thereof, and the committee shall designate a member thereof to preside in the absence of the chairman.

     Section  3.3.  Executive  Committee  Powers.  The  executive committee may,
                    ----------------------------
while the Board of Directors is not in session, exercise all or any of the powers of the Board of Directors in all cases in which specific directions shall not have been given by the Board of Directors; except that the executive committee shall not have the power or authority of the Board of Directors to
(i)
amend  the  Certificate of Incorporation or the By-Laws of the Corporation,
(ii)
fill  vacancies  on  the  Board  of  Directors,  (iii)  adopt  an  agreement
  or
certification of ownership, merger or consolidation, (iv) recommend to the stockholders the sale, lease or exchange of all or substantially all of the
Corporation's property and assets, or a dissolution of the Corporation or a revocation of a dissolution, (v) declare a dividend, or (vi) authorize the issuance of stock.

     Section  3.4.  Executive  Committee Meetings.  Regular and special meetings
                    -----------------------------
of the executive committee may be called and held subject to the same requirements with respect to time, place and notice as are specified in these
By-Laws for regular and special meetings of the Board of Directors. Special meetings of the executive committee may be called by any member thereof. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special or regular meeting of the executive meeting if a quorum is present. At any meeting at which every member of the executive committee shall be present, in person or by telephone, even though without any notice, any business may be transacted. All action by the executive committee shall be reported to the Board of Directors at its meeting next succeeding such action.

     The executive committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of
Directors, but in every case the presence of a majority of the total number of members of the executive committee shall be necessary to constitute a quorum. In every case, the affirmative vote of a quorum shall be necessary for the adoption of any resolution.

     Section  3.5.  Executive  Committee  Vacancies.  The Board of
Directors, by
                    -------------------------------
majority vote of the Board of Directors then in office, shall fill vacancies in the executive committee by election from the directors.

                                   ARTICLE IV

                                  THE OFFICERS

     Section  4.1.  Number  and Term of Office.  The officers of the
Corporation
                    --------------------------
shall consist of, as the Board of Directors may determine and appoint from time to time, a chief executive officer, a president, one or more executive vice-presidents, a secretary, a treasurer, a controller, and/or such other officers as may from time to time be elected or appointed by the Board of
Directors, including such additional vice-presidents with such designations, if any, as may be determined by the Board of Directors and such assistant secretaries and assistant treasurers. In addition, the Board of Directors may elect a chairman of the Board and may also elect a vice-chairman as officers of the Corporation. Any two or more offices may be held by the same person.
  In
its discretion, the Board of Directors may leave unfilled any office except as may be required by law.

     The officers of the Corporation shall be elected or appointed from time to time by the Board of Directors. Each officer shall hold office until his successor shall have been duly elected or appointed or until his death or until he shall resign or shall have been removed by the Board of Directors.

     Each of the salaried officers of the Corporation shall devote his entire time, skill and energy to the business of the Corporation, unless the contrary is expressly consented to by the Board of Directors or the executive committee.

     Section  4.2.  Removal.  Any  officer  may  be  removed  by  the  Board of
                    -------
Directors whenever, in its judgment, the best interests of the Corporation would be served thereby.

     Section  4.3.  The  Chairman  of  the Board.  The chairman of the
Board, if
                    ----------------------------
any, shall preside at all meetings of stockholders and of the Board of Directors and shall have such other authority and perform such other duties as are prescribed by law, by these By-Laws and by the Board of Directors. The Board of
Directors may designate the chairman of the Board as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

     Section  4.4.  The  Vice-Chairman.  The  vice-chairman,  if any, shall have
                    ------------------
such authority and perform such other duties as are prescribed by these By-Laws and by the Board of Directors. In the absence or inability to act of the chairman of the Board and the president, he shall preside at the meetings of the stockholders and of the Board of Directors and shall have and exercise all of the powers and duties of the chairman of the Board. The Board of Directors may designate the vice-chairman as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

     Section  4.5.  The  President.  The president shall have such authority
and
                    --------------
perform such duties as are prescribed by law, by these By-Laws, by the Board of
Directors and by the chief executive officer (if the president is not the chief executive officer). The president, if there is no chairman of the Board, or in the absence or the inability to act of the chairman of the Board, shall preside at all meetings of stockholders and of the Board of Directors. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

     Section  4.6.  The  Chief Executive Officer.  Unless the Board of
Directors
                    ----------------------------
designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer. The chief executive officer of the Corporation shall have, subject to the supervision and direction of the Board of Directors, general supervision of the business, property and affairs of the Corporation, including the power to appoint and discharge agents and employees, and the powers vested in him by the Board of
Directors, by law or by these By-Laws or which usually attach or pertain to such office.

     Section  4.7.  The  Executive  Vice-Presidents.  In  the  absence  of the
                    -------------------------------
chairman of the Board, if any, the president and the vice-chairman, if any, or in the event of their inability or refusal to act, the executive vice-president
(or in the event there is more than one executive vice-president, the executive vice-presidents in the order designates, or in the absence of any designation, then in the order of their election) shall perform the duties of the chairman of the Board, of the president and of the vice-chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman of the Board, the president and the vice-chairman. Any executive vice-president may sign, with the secretary or an authorized assistant secretary, certificates for stock of the Corporation and shall perform such other duties as from time to time may be assigned to him by the chairman of the Board, the president, the vice-chairman, the Board of Directors or these By-Laws.

     Section  4.8.  The  Vice-Presidents.  The  vice-presidents,  if  any, shall
                    --------------------
perform such duties as may be assigned to them from time to time by the chairman of the Board, the president, the vice-chairman, the Board of Directors, or these
By-Laws.

     Section  4.9.  The  Treasurer.  Subject to the direction of chief executive
                    --------------
officer and the Board of Directors, the treasurer shall have charge and custody of all the funds and securities of the Corporation; when necessary or proper he shall endorse for collection, or cause to be endorsed, on behalf of the
Corporation, checks, notes and other obligations, and shall cause the deposit of the same to the credit of the Corporation in such bank or banks or depositary as the Board of Directors may designate or as the Board of Directors by resolution may authorize; he shall sign all receipts and vouchers for payments made to the
Corporation other than routine receipts and vouchers, the signing of which he may delegate; he shall sign all checks made by the Corporation (provided, however, that the Board of Directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositaries shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign); unless otherwise provided by resolution of the Board of Directors, he shall sign with an officer-director all bills of exchange and promissory notes of the Corporation; whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly full and accurate account of the Corporation in books of the Corporation to be kept by him for that purpose; he shall, at all reasonable times, exhibit his books and accounts to any director of the Corporation upon application at his office during business hours; and he shall perform all acts incident to the position of treasurer. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sure ties as the Board of Directors may require.

     Section  4.10.  The Secretary.  The secretary shall keep the minutes of all
                     -------------
meetings  of  the  Board  of  Directors,  the  minutes  of  all  meetings of the
stockholders  and  (unless  otherwise  directed  by  the Board of Directors)
the
minutes  of  all committees, in books provided for that purpose; he shall attend
to the giving and serving of all notices of the Corporation; he may sign with an
officer-director  or  any  other  duly  authorized  person,  in  the name of the
Corporation,  all  contracts  authorized  by  the  Board  of Directors or by the
executive  committee,  and,  when  so  ordered  by the Board of Directors or the
executive  committee, he shall affix the seal of the Corporation thereto; he may
sign  with  the  president  or  an  executive vice-president all certificates of
shares  of  the  capital  stock;  he shall have charge of the certificate books,
transfer  books  and stock ledgers, and such other books and papers as the
Board
of  Directors  or the executive committee may direct, all of which shall, at all
reasonable  times,  be open to the examination of any director, upon application
at the secretary's office during business hours; and he shall in general perform
all  the  duties incident to the office of the secretary, subject to the control
of  the  chief  executive  officer  and  the  Board  of  Directors.
     Section  4.11.  The  Controller.  The  controller  shall  be  the chief
                     ---------------
accounting officer of the Corporation. Subject to the supervision of the Board of Directors, the chief executive officer and the treasurer, the controller shall provide for and maintain adequate records of all assets, liabilities and transactions of the Corporation, shall see that accurate audits of the
Corporation's affairs are currently and adequately made and shall perform such other duties as from time to time may be assigned to him.

     Section  4.12.  The  Assistant  Treasurers  and Assistant Secretaries.
The
                     -----------------------------------------------------
assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors may determine. The assistant secretaries as thereunto authorized by the Board of Directors may sign with the chairman of the
Board, the president, the vice-chairman or an executive vice-president, certificates for stock of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or chief executive officer, the Board of Directors, or these By-Laws.

     Section  4.13.  Salaries.  The salaries of the officers shall be fixed from
                     --------
time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the
Corporation.

     Section  4.14.  Voting  Upon Stocks.  Unless otherwise ordered by the
Board
                     -------------------
of Directors or by the executive committee, any officer, director or any person or persons appointed in writing by any of them, shall have full power and authority in behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise any and all the rights and powers incident to the ownership of such stock, and which, as the owner thereof, the Corporation might have possessed and exercised if present.
The Board of Directors may confer like powers upon any other person or persons.

     ARTICLE  V

     CONTRACTS  AND  LOANS

     Section  5.1.  Contracts.  The Board of Directors may authorize any officer
                    ---------
or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

     Section  5.2.  Loans.  No  loans  shall  be  contracted  on  behalf  of the
                    -----
Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

     ARTICLE  VI

     CERTIFICATES  FOR  STOCK  AND  THEIR  TRANSFER

     Section  6.1.  Certificates  for Stock.  Certificates representing stock of
                    -----------------------
the Corporation shall be in such form as may be determined by the Board of
Directors. Such certificates shall be signed by the chairman of the Board, the president, the vice-chairman or an executive vice-president and/or by the secretary or an authorized assistant secretary and shall be sealed with the seal of the Corporation. The seal may be a facsimile. If a stock certificate is countersigned (i) by a transfer agent other than the Corporation or its employee, or (ii) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. All certificates for stock shall be consecutively numbered or otherwise identified. The name of the person to whom the shares of stock represented thereby are issued, with the number of shares of stock and date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares of stock shall have been surrendered and canceled, except that, in the event of a lost, destroyed or mutilated certificate, a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

     Section  6.2.  Transfers  of  Stock.  Transfers of stock of the
Corporation
                    --------------------
shall be made only on the books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the Corporation, and on surrender for cancellation of the certificate for such stock. The person in whose name stock stands on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

     ARTICLE  VII

     FISCAL  YEAR

     Section  7.1.  Fiscal Year.  The fiscal year of the Corporation shall begin
                    -----------
on the first day of January in each year and end on the last day of December in each year.

                                  ARTICLE VIII

                                      SEAL

     Section  8.1.  Seal.  The Board of Directors shall approve a Corporate seal
                    ----
which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation.

                                   ARTICLE IX

                                WAIVER OF NOTICE

     Section  9.1.  Waiver  of  Notice.  Whenever  any  notice is required to be
                    ------------------
given under the provisions of these By-Laws or under the provisions of the
Certificate of Incorporation or under the provisions of the corporation law of the state of incorporation, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.
Attendance of
any person at a meeting for which any notice is required to be given under the provisions of these By-Laws, the Certificate of Incorporation or the corporation law of the state of incorporation shall constitute a waiver of notice of such meeting except when the person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

                                    ARTICLE X

                                   AMENDMENTS

     Section  10.1.  Amendments.  These  By-Laws  may  be  altered,  amended
  or
                     ----------
repealed and new By-Laws may be adopted at any meeting of the Board of Directors of the Corporation by the affirmative vote of a two-thirds or more of the members of the Board, or by the affirmative vote of the holders of 75 percent or more of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of the stockholders called for that purpose.

                                   ARTICLE XI

                                 INDEMNIFICATION

     Section  11.1.  Indemnification.  The  Corporation  shall  indemnify its
                     ---------------
officers, directors, employees and agents to the fullest extent permitted by the
Colorado  General  Corporation  Law,  as  amended  from  time  to  time.


Exhibit  3.1


                          Financial Independence, Inc.
                       5265 North Academy Blvd, Suite 2250
                           Colorado Springs, CO 80918



MACTEN,  INC.
5265  No.  Academy  Blvd.
Suite  2250
Colorado  Springs,  CO  80918

     Re:     Shareholder  Agreement  with  MACTEN,  INC.

Ladies  and  Gentlemen:

     In consideration of the sale of the shares of Common Stock of MACTEN,
INC. (the "Company") to the undersigned (the "Holder"), the Holder hereby represents, warrants, covenants and agrees, for the benefit of the Company and any holders of record (the "third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, with no par value
(the "Stock") at the date hereof and during the pendency of this letter agreement, that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of Stock of the Company owned beneficially or otherwise by the Holder except in connection with or following completion of a merger, acquisition or other transaction of or by the
Company meeting the definition of a business combination as defined in the
Company's registration statement on Form 10-SB or otherwise complying with the purposes of the Company as set out in the registration statement.

     Any attempted sale, transfer or other disposition in violation of this letter agreement shall be null and void.

     The Holder further agrees that the Company (i) may instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the
Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this letter agreement and (iii) may issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

     This letter agreement shall be binding upon the Holder, its agents, heirs, successors, assigns and beneficiaries.

     Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance shall be in writing and shall be duly executed by the
Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

     Agreed  and  accepted  this  14  day  of  August,  August.

                    THE  HOLDER:


                    By:/s/  Lee  T.  Duran
                    Name:  Lee  T.  Duran
                    Its:  President  and  CEO



                    By:/s/  Christy  T.  O'Connor
                    Name:  Christy  T.  O'Connor
                    Its:  Secretary  and  Treasurer

Exhibit  10.1

                                J. SCOTT WHARTON
                           CERTIFIED PUBLIC ACCOUNTANT
                          755  Highway  105,  Suite  2C
                            Palmer  Lake,  CO  80133
                               (719)  481-8447

                   CONSENT  OF  CERTIFIED  PUBLIC  ACCOUNTANT


     I hereby consent to the use in this registration statement on Form 10 of my report dated August 14, 2000, relating to the audited financial statements of
MACTEN, INC., a Colorado corporation and the reference to my firm therein.









                                        /s/  J.  SCOTT  WHARTON,  CPA